Exhibit 99.1

June 11, 2020

First Quarter 2020 Summary Results

Tsakos Energy Navigation Limited’s (the “Company” or “TEN”) gross revenues for the first quarter of 2020 came in at approximately $180 million, $32 million higher than in the 2019 first quarter.

Operating income doubled to $54.7 million from $27.8 million in the 2019 first quarter.

Net income was $21.2 million, which takes into account the impact of non-cash items. Earnings per share, after non-cash bunker hedges and preferred stock dividends, increased to $0.12 in the first quarter of 2020 from $0.01 in the first quarter of 2019.

EBITDA amounted to about $90 million in the first quarter of 2020, 40% higher than in the 2019 first quarter. See the reconciliation of EBITDA to net income included elsewhere herein.

The daily average TCE per vessel reached $26,629 in the first quarter of 2020 compared to $21,054 in the first quarter of 2019.

This performance was a reflection of the strong market that started in the latter months of 2019 and continued into the first and second quarter of 2020. As a result, TEN once again benefited by chartering its vessels on long-term contracts hence securing future earnings and allowing the fleet to achieve a high fleet utilization, reaching 97% with only one vessel undergoing scheduled dry docking.

Fleet operating expenses increased modestly to $45.5 million from $43.3 million in the first quarter of 2019, partly due to the size of the fleet and calculated increases in provisions and stores taken onboard vessels for precautionary reasons as the Covid-19 pandemic began to spread, threatening access to terminals.

On a daily average per vessel basis, operating expenses were once again controlled to about $7,900 in the first quarter of 2020 due to strict cost checks.

G&A expenses increased by $1.17 million mainly due to a slightly higher fleet from the first quarter of 2019.

Depreciation and amortization combined were about $0.5 million lower in the first quarter of 2020 than in the 2019 first quarter due to vessel sales.

In the first quarter of 2020, interest and finance costs reached $33.6 million, which included hedge related payments and $16.0 million non-cash negative changes in bunker valuations. These non-cash items have already reversed due to the rebalancing of the oil market in terms of oil production and expected to have a positive impact on the balance sheet going forward.

Actual bank loan interest payments fell by $4.4 million in the first quarter of 2020 due to lower interest rates and declining outstanding loans from scheduled repayments and vessel sales.

By the end of the 2020 first quarter, total outstanding indebtedness fell by a net $53.5 million and correspondingly TEN’s net debt to capital declined to 46.5%. Concurrently, TEN’s cash balances reached a level well beyond earlier expectations, with cash reserves at a healthy $221 million as of March 31, 2020.

In January 2020, TEN took delivery of the newbuilding aframax Caribbean Voyager which immediately commenced its five-year bareboat employment to a US oil major, sistership to the Mediterranean Voyager delivered in October 2019 to the same charterer for identical employment.

Dividend – Common Shares Following the March 24, 2020 announcement of a 5 cents per common share dividend, the Company’s Board of Directors have subsequently approved to increase, for this time, that amount by 50% and pay a total of 7.5 cents per common share on June 26, 2020. The record date has been set for June 22, 2020 with ex-dividend date June 19, 2020.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data

(In Thousands of U.S. Dollars, except share, per share and fleet data)

	Three months ended
	March 31 (unaudited)
	2020	2019
STATEMENT OF OPERATIONS DATA
Voyage revenues	$178,899	$147,046

Voyage expenses	32,711	31,566
Charter hire expense	5,140	2,669
Vessel operating expenses	45,488	43,324
Depreciation and amortization	34,828	35,285
General and administrative expenses	7,603	6,436
Gain on sale of vessel	(1,638)	—

Total expenses	124,132	119,280

Operating income	54,767	27,766

Interest and finance costs, net	(33,593)	(17,593)
Interest income	391	774
Other, net	408	(29)

Total other expenses, net	(32,794)	(16,848)

Net income	21,973	10,918
Less: Net (income) loss attributable to the noncontrolling interest	(752)	311

Net income attributable to Tsakos Energy Navigation Limited	$21,221	$11,229

Effect of preferred dividends	(10,207)	(10,204)
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	$11,014	$1,025
Earnings per share, basic and diluted	$0.12	$0.01

Weighted average number of common shares, basic and diluted	95,613,804	87,604,645

	March 31	December 31
	2020	2019
BALANCE SHEET DATA
Cash	220,851	197,770
Other assets	234,029	261,607
Vessels, net	2,655,529	2,633,251
Advances for vessels under construction	49,200	61,475

Total assets	$3,159,609	$3,154,103

Debt, net of deferred finance costs	1,481,080	1,534,296
Other liabilities	214,520	147,488
Stockholders’ equity	1,464,009	1,472,319

Total liabilities and stockholders’ equity	$3,159,609	$3,154,103

	Three months ended
	March 31
	2020		2019
OTHER FINANCIAL DATA
Net cash from operating activities		$57,453	$39,238
Net cash provided by (used in) investing activities		$22,546	$(20,830)
Net cash provided by (used in) financing activities		$(56,918)	$(47,179)
TCE per ship per day		$26,629	$21,054
Operating expenses per ship per day		$7,886	$7,522
Vessel overhead costs per ship per day		$1,279	$1,117

		9,165	8,639
FLEET DATA
Average number of vessels during period		65.3	64.0
Number of vessels at end of period		65.0	64.0
Average age of fleet at end of period	Years	9.0	8.5
Dwt at end of period (in thousands)		6,998	6,936
Time charter employment - fixed rate	Days	2,511	2,393
Time charter employment - variable rate	Days	1,735	1,674
Period employment (coa) at market rates	Days	89	180
Spot voyage employment at market rates	Days	1,421	1,328

Total operating days		5,756	5,575
Total available days		5,943	5,760
Utilization		96.9%	96.8%

Non-GAAP Measures

Reconciliation of Net income to Adjusted EBITDA

	Three months ended
	March 31
	2020	2019
Net income attributable to Tsakos Energy Navigation Limited	$21,221	$11,229
Depreciation and amortization	34,828	35,285
Interest Expense	33,593	17,593
Gain on sale of vessel	(1,638)	—

Adjusted EBITDA	$88,004	$64,107

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP measures used within the financial community may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods as well as comparisons between the performance of Shipping Companies. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. We are using the following Non-GAAP measures:

(i)

TCE which represents voyage revenue less voyage expenses is divided by the number of operating days less 200 days lost for the first quarter of 2020 and 90 days for the prior year quarter of 2019 as a result of calculating revenue on a loading to discharge basis.

(ii)	Vessel overhead costs are General & Administrative expenses, which also include Management fees, Stock compensation expense and Management incentive award.

(iii)	Operating expenses per ship per day which exclude Management fees, General & Administrative expenses, Stock compensation expense and Management incentive award.

(iv)	EBITDA. See above for reconciliation to net income.

Non-GAAP financial measures should be viewed in addition to and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

The Company does not incur corporation tax.